Exhibit 99.1

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd:

We have audited the accompanying consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2017

This report is effective as of March 7, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won, except share data)	Note	2016		2015
Assets
Cash and due from banks	10,37	~~W~~	460,279	441,552
Trading financial assets	11		340,084	130,005
Derivative assets	12		153,343	123,116
Loans and receivables, net	13		22,262,917	21,179,207
Available-for-sale financial assets	14		242,156	449,617
Property and equipment, net	15		76,717	84,113
Intangible assets	16		47,226	54,590
Deferred tax assets	36		205,694	154,845
Other assets	17		631,470	730,657

Total assets		~~W~~	24,419,886	23,347,702

Liabilities
Derivative liabilities	12	~~W~~	10,665	14,484
Borrowings	18		1,390,180	1,607,957
Debentures, net	19		12,984,819	11,749,100
Liability for defined benefit obligations	20		34,281	21,384
Current tax liabilities	36		128,754	111,091
Provisions	21		389,673	372,549
Other liabilities	22,23		3,598,968	3,251,404

Total liabilities			18,537,340	17,127,969

Equity
Common stock of ~~W~~5,000 par value	24		626,847	626,847
Authorized - 2,000,000,000 shares Issued and outstanding - 125,369,403 shares in 2016 and 2015
Capital surplus	24		860,592	860,592
Capital adjustments	24		(370)	358
Accumulated other comprehensive income	24		107,271	256,133
Retained earnings	24,25		4,283,892	4,468,052

Equity attributable to owners of the Group			5,878,232	6,211,982

Non-controlling interests	24		4,314	7,751

Total equity			5,882,546	6,219,733

Total liabilities and equity		~~W~~	24,419,886	23,347,702

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015
Interest income		~~W~~	1,879,317	1,797,344
Interest expense			(394,620)	(446,376)

Net interest income	29		1,484,697	1,350,968

Fee and commission income			2,382,672	2,428,611
Fee and commission expense			(2,155,604)	(2,172,256)

Net fee and commission income	30		227,068	256,355

Dividend income	31		24,876	27,240
Net trading income	11		1,148	2,617
Net income (loss) on derivatives	12		43,997	126,360
Net income (loss) on foreign currency transactions			(15,253)	(97,236)
Net gain on sales of available-for-sale financial assets	14		208,450	183,581
Net impairment loss on financial assets	32		(347,179)	(305,876)
General administrative expenses	33		(751,186)	(762,698)
Other operating income, net	34		43,313	98,844

Operating income			919,931	880,155

Non-operating expense, net	35		(9,044)	(2,085)

Profit before income tax			910,887	878,070

Income tax expense	36		(203,543)	(183,296)

Profit for the year		~~W~~	707,344	694,774

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	20, 24		(5,576)	(17,836)
Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of available-for-sale financial assets	14, 24		(147,413)	(49,105)
Net changes in the unrealized fair value of cash flow hedges	12, 24		3,014	4,055
Foreign currency translation adjustments for foreign operations	24		1,069	(2,724)

Other comprehensive loss for the year, net of tax			(148,906)	(65,610)

Total comprehensive income for the year		~~W~~	558,438	629,164

Profit attributable to:
Owners of the Group	27		715,867	694,774
Non-controlling interests			(8,523)	—

Profit		~~W~~	707,344	694,774

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015
Total comprehensive income (loss) attributable to:
Owners of the Group			567,005	629,164
Non-controlling interests			(8,567)	—

Total comprehensive income		~~W~~	558,438	629,164

Earnings per share
Basic and diluted earnings per share (in won)	27	~~W~~	5,710	5,542

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	2015
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub total	Non-controlling interests	Total equity
Balance at January 1, 2015	~~W~~	626,847	860,592	(154)	321,743	4,323,399	6,132,427	—	6,132,427
Dividends		—	—	—	—	(550,121)	(550,121)	—	(550,121)
Acquisition of subsidiary		—	—	—	—	—	—	7,751	7,751
Share-based payment transactions		—	—	512	—	—	512	—	512
Retained earnings after appropriation:
Profit for the year		—	—	—	—	694,774	694,774	—	694,774
Remeasurement of the net defined benefit obligations		—	—	—	(17,836)	—	(17,836)	—	(17,836)
Net changes in the unrealized fair value of available-for-sale financial assets		—	—	—	(49,105)	—	(49,105)	—	(49,105)
Net changes in the unrealized fair value of cash flow hedges		—	—	—	4,055	—	4,055	—	4,055
Foreign currency translation adjustments for foreign operations		—	—	—	(2,724)	—	(2,724)	—	(2,724)

Balance at December 31, 2015	~~W~~	626,847	860,592	358	256,133	4,468,052	6,211,982	7,751	6,219,733

	2016
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub total	Non-controlling interests	Total equity
Balance at January 1, 2016	~~W~~	626,847	860,592	358	256,133	4,468,052	6,211,982	7,751	6,219,733
Dividends		—	—	—	—	(900,027)	(900,027)	—	(900,027)
Share-based payment transactions		—	—	(728)	—	—	(728)	—	(728)
Changes in non-controlling interests		—	—	—	—	—	—	5,130	5,130
Retained earnings after appropriation:
Profit for the year		—	—	—	—	715,867	715,867	(8,523)	707,344
Remeasurement of the net defined benefit obligations		—	—	—	(5,576)	—	(5,576)	—	(5,576)
Net changes in the unrealized fair value of available-for-sale financial assets		—	—	—	(147,413)	—	(147,413)	—	(147,413)
Net changes in the unrealized fair value of cash flow hedges		—	—	—	3,014	—	3,014	—	3,014
Foreign currency translation adjustments for foreign operations		—	—	—	1,113	—	1,113	(44)	1,069

Balance at December 31, 2016	~~W~~	626,847	860,592	(370)	107,271	4,283,892	5,878,232	4,314	5,882,546

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from operating activities
Profit before income tax	~~W~~	910,887	878,070
Adjustment for:
Interest income		(1,879,317)	(1,797,344)
Interest expense		394,620	446,376
Dividend income		(24,876)	(27,240)
Fee and commission income		(283,406)	(270,180)
Fee and commission expense		166,216	167,903
Net gain on valuation of trading financial assets		(84)	(5)
Net gain on valuation and transaction of derivatives		(43,997)	(126,360)
Net loss foreign currency transaction		43,883	126,026
Net gain on sales of available-for-sale financial assets		(208,450)	(183,581)
Bad debt expenses		355,266	317,895
Provision of allowance for unused loan commitments		21,989	16,151
Reversal of impairment loss on available-for-sale financial assets		(8,087)	(12,019)
Non-cash general administrative expenses		69,201	78,428
Non-operating expenses (incomes), net		4,834	(1,306)

		(1,392,208)	(1,265,256)

Changes in assets and liabilities:
Trading financial assets		(209,995)	100,027
Loans and receivables, net		(1,395,406)	(1,247,994)
Other assets		67,612	(111,054)
Liability for defined benefit obligations		(14,984)	(31,686)
Provisions		(57,110)	(54,703)
Other liabilities		694,043	516,790

		(915,840)	(828,620)

Income taxes paid		(188,147)	(173,906)
Interest received		1,728,081	1,641,719
Interest paid		(415,418)	(532,024)
Dividend received		24,876	27,040

Net cash used in operating activities		(247,769)	(252,977)

Cash flows from investing activities
Decrease in restricted due from banks		69,683	52
Increase in restricted due from banks		—	(116,631)
Proceeds from disposal of available-for-sale financial assets		230,172	203,913
Acquisition of subsidiary		(651)	(9,998)
Proceeds from disposal of property and equipment		84	74
Acquisition of property and equipment		(11,708)	(13,654)
Proceeds from disposal of intangible assets		2,193	1,653
Acquisition of intangible assets		(24,847)	(16,222)
Decrease in guarantee deposits		9,419	7,986
Increase in guarantee deposits		(15,366)	(10,860)

Net cash provided by investing activities	~~W~~	258,979	46,313

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from financing activities
Proceeds from borrowings		~~W~~	549,945	593,200
Repayment of borrowings			(770,942)	(230,000)
Proceeds from debentures			3,739,546	3,601,437
Repayment of debentures			(2,561,590)	(3,300,141)
Cash inflows from cash flow hedges			15,414	23,270
Cash outflows from cash flow hedges			(1,486)	(17,341)
Paid in capital from non-controlling interests			5,130	—
Dividends paid			(900,027)	(550,121)

Net cash provided by financing activities			75,990	120,304

Effect of exchange rate fluctuations on cash and cash equivalents held			1,210	(1,765)

Net increase (decrease) in cash and cash equivalents			88,410	(88,125)
Cash and cash equivalents at beginning of year			285,905	374,030

Cash and cash equivalents at end of year	37	~~W~~	374,315	285,905

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity

General information of Shinhan Card Co., Ltd. (the “Company” or the “Controlling Company”) and its subsidiaries (together referred to as the “Group”) is as follows.

(a)	Controlling Company

The Controlling Company was incorporated on December 17, 1985. The address of the Company’s registered office is Sogong-Ro 70, Jung-Gu, Seoul (Post Tower Chungmu-Ro 1Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Credit Specialized Financial Business Act.

As of December 31, 2016, the Company has approximately 12.10 million personal credit card holders (21.15 million including check card holders), 1.74 million merchants in its network and 32 branch offices. The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

(b)	Subsidiaries

As of December 31, 2016 and 2015 consolidated subsidiaries are summarized below.

				2016		2015
Subsidiaries	Location	Fiscal year-end	Operating activities	Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2011-3(*1,2)	Republic of Korea	December 31	ABS	—	—	0.5%	99.5%
Shinhan Card 2012-1(*1,2)	”	”	”	—	—	”	”
Shinhan Card 2013-1(*1,2)	”	”	”	0.5%	99.5%	”	”
Shinhan Card 2014-1(*1,2)	”	”	”	”	”	”	”
Shinhan Card 2014-2(*1,2)	”	”	”	”	”	”	”
Shinhan Card 2015-1(*1,2)	”	”	”	”	”	”	”
Shinhan Card 2016-1(*1,2)	”	”	”	”	”	”	”
Shinhan Card 2017-1(*1,2)	”	”	”	”	”	—	—
Shinhan Finance LLC	Kazakhstan	”	Installment, lease financing and credit loan	100.0%	—	100.0%	—
Shinhan Indo Finance	Indonesia	”	Installment, lease financing	50%+1 of the shares	50%-1 of the shares	50%+1 of the shares	50%-1 of the shares
Shinhan Microfinance Co., Ltd	Myanmar	”	—	100.0%	—	—	—
Specified money in trusts(*1)	Republic of Korea	”	Trust asset management	100.0%	—	100.0%	—

(*1)	The above subsidiaries are structured entities and voting rights or similar rights are not major factors when determining control.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, continued

(b)	Subsidiaries, continued

(*2)	Although the Controlling Company’s ownership percentage of shares for structured entities is less than the majority, structured entities are operated according to necessity for the Controlling Company’s specific business and the Controlling Company holds a majority of the benefits in the structured entities’ operations. For this reason, the Controlling Company is considered to have power to control the structured entities. The Controlling Company can transfer additional credit card assets if these subsidiaries are unable to repay securitized debentures connected to the entities’ underlying assets.

(c)	Change in subsidiaries

(i)	Subsidiaries newly included in consolidated financial statements during the year ended December 31, 2016 are as follows;

Subsidiaries	Reason
Shinhan Card 2016-1	New Investment
Shinhan Card 2017-1	New Investment
Shinhan Microfinance Co.,Ltd	New Investment

(ii)	Subsidiaries excluded from consolidated financial statements during the year ended December 31, 2016 are as follows;

Subsidiaries	Reason
Shinhan Card 2011-3	Liquidation
Shinhan Card 2012-1	Liquidation

(d)	Non-controlling interests

As non-controlling interests for consolidated structured entities do not have the right to participate in residual income, they are measured at initial acquisition cost. Non-controlling interests of consolidated structured entities as of December 31, 2016 and 2015 are ~~W~~1 million and ~~W~~10 million, respectively. Non-controlling interests for consolidated structured entities are presented in the Group’s consolidated statement of financial position as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

1.	Reporting Entity, continued

(e)	Condensed financial information for the Group’s subsidiaries as of and for the years ended December 31, 2016 and 2015 is as follows:

	2016
Subsidiaries	Total assets		Total liabilities	Total equities	Net income (loss)	Total comprehensive income (loss)
Shinhan Card 2011-3	~~W~~	—	—	—	1	1
Shinhan Card 2012-1		—	—	—	6,279	6,382
Shinhan Card 2013-1		3	—	3	6,689	7,342
Shinhan Card 2014-1		599,768	607,503	(7,735)	(400)	829
Shinhan Card 2014-2		909,128	921,218	(12,090)	(806)	(294)
Shinhan Card 2015-1		706,539	715,477	(8,938)	(412)	(2,100)
Shinhan Card 2016-1		741,159	751,623	(10,464)	(7,678)	(10,464)
Shinhan Card 2017-1		—	—	—	—	—
Shinhan Finance LLC		10,838	127	10,711	73	1,205
Shinhan Indo Finance		91,824	83,196	8,628	(17,029)	(17,117)
Shinhan Microfinance Co., Ltd		3,425	1	3,424	(94)	(69)
Specified money in trusts		250,000	—	250,000	8	8

	2015
Subsidiaries	Total assets		Total liabilities	Total equities	Net income (loss)	Total comprehensive income (loss)
Shinhan Card 2011-3	~~W~~	11	12	(1)	6,839	7,064
Shinhan Card 2012-1		572,034	578,416	(6,382)	3,630	5,069
Shinhan Card 2013-1		597,195	604,534	(7,339)	(401)	437
Shinhan Card 2014-1		601,176	609,740	(8,564)	(1,564)	(555)
Shinhan Card 2014-2		904,409	916,205	(11,796)	(177)	(408)
Shinhan Card 2015-1		730,467	737,305	(6,838)	(6,220)	(6,838)
Shinhan Finance LLC		4,602	374	4,228	1,959	(766)
Shinhan Indo Finance		71,321	55,819	15,502	—	—
Specified money in trusts		365,000	—	365,000	24	24

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed under article 13 of the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2017, which will be submitted for approval to the stockholder’s meeting to be held on March 23, 2017.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	trading financial assets are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•	liabilities for share-based payment arrangements are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information about segment assets, liabilities and profit or loss is not disclosed.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

(ii)	Structured entity

The Group has established a number of structured entity by way of the transfer of credit card assets and others. Structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the Structured entity’s risks and rewards, the Group concludes that it controls the Structured entity.

(iii)	Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

(iv)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(c)	Cash and cash equivalents

Cash and cash equivalents comprise balances with cash in hand, deposits held at call with banks and other short-term highly liquid investments with insignificant risk of changes in their fair value. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(d)	Non-derivative financial assets

Non-derivative financial assets are classified into financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial assets are recognized in the consolidated financial statements when the Group becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a Non-derivative financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value. However, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(d)	Non-derivative financial assets, continued

In transactions in which the Group neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognize the asset and the relevant liability to the extent of its continuing involvement in the financial asset.

When the Group transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e)	Derivative financial assets

Derivatives are recognized initially at fair value on trade date. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds derivative financial instruments such as interest rate swaps and currency swaps to hedge its foreign currency and interest rate risk exposures. The Group designates certain derivatives as hedging instruments for the purpose of hedging the exposure to changes in fair value of recognized assets or liabilities or unrecognized firm commitments (fair value hedge) and the exposure to variability in cash flows that is attributable to a risk associated with changes in foreign exchange rates of highly probable forecast transactions or firm commitments (cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss together with changes in the fair value of the hedged items that are attributable to the hedged risk in the same line item in the consolidated statement of comprehensive income as the hedged item.

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued, prospectively. Any adjustment to the hedged item is amortized to profit or loss from the discontinuance.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(e)	Derivative financial assets, continued

(i)	Hedge accounting, continued

The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued, prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for as a stand-alone derivatives if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized in profit or loss.

(iii)	Other derivatives

Except for effective hedge derivatives as measurement of hedge, all derivatives have to be estimated in fair value. Valuation profit and loss from difference between fair values are recognized as profit or loss of this term.

(f)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm’s length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(f)	Fair value of financial instruments, continued

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss, is impaired. A financial asset is impaired if objective evidence indicates that loss events have occurred after the initial recognition of the asset, and that they had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, a financial asset is not impaired by the expected future loss event.

Objective evidence that financial assets are impaired includes the following loss events:

•	Significant financial difficulty of the borrower or issuer

•	Default or delinquency in interest or principal payments

•	Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider

•	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization

•	The disappearance of an active market for a security

•	Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

In addition to the types of events above, objective evidence of impairment for an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an equity instrument below its cost. If there are the objective evidences of impairment, the impairment losses measured by the following financial asset categories are recognized in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(g)	Impairment of financial assets, continued

Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

The impairment loss of loans and receivables measured at amortized cost which is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Held-to-maturity financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. The impairment losses of held-to-maturity financial assets and available-for-sale financial assets are recognized by reducing the carrying amount directly. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The impairment losses on held-to-maturity financial assets are reduced from the carrying amount directly.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(h)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After first recognition, property and equipment are recognized as book value, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment are recognized in other operating income.

The estimated useful lives and depreciation methods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(i)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. The change is accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(j)	Leases

Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance lease

A finance lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including unguaranteed residual value, if any. The difference between the finance lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of finance lease receivable and interest income, determined using the effective interest rate. The Group also recognizes initial direct costs incurred in negotiating and arranging a finance lease, included as part of net investment, and those costs are expensed as an adjustment to revenue over the lease term.

Operating lease

For an operating lease, revenue is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Group. The Group also recognizes initial direct costs incurred in negotiating and arranging an operating lease, as a separated asset. The depreciation for leased assets is consistent with the Group’s depreciation for similar assets.

(k)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets related to employee benefit and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(l)	Non-derivative financial liabilities

Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of a financial liability. Financial liabilities are recognized in the consolidated financial statements when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities

The financial liabilities that are not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at fair value less transaction costs that are directly attributable to the issuance upon initial recognition. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Group removes a financial liability from its consolidated statement of financial position only when it is extinguished – i.e. when its contractual obligations are discharged, cancelled or expired.

(m)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(m)	Employee benefits, continued

(iii)	Post-employment benefit plan

The Group has introduced both a defined benefit pension plan and defined contribution pension plan. Employees have a right to choose one of those pension plans.

Defined contribution plans

The Group has no further payment obligations once the contributions have been paid, which are classified as a defined contribution plan. The contributions are recognized as an expense, unless included in the cost of an asset. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or cash refund.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(m)	Employee benefits, continued

(iv)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(n)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

The Group recognized provisions with regard to litigation, customer loyalty programme and unused credit commitments for credit purchases and cash advances. Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default. And, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(o)	Foreign currency

(i)	Foreign currency transactions.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(iii)	Translation of the net investment in foreign operations

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(p)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(q)	Share-based payment transactions

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, the Group measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Shinhan Financial Group, which is the parent company of the Group, has granted shares or share options to the Company’s employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(r)	Interest and fee income recognition

The Group recognizes interest and fee income from cardholders and merchants on an accrual basis. However, the Group recognizes service charges and interest income from delinquent cardholders on cash basis. Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan. The amortization of deferred fee is recognized as operating revenue by the effective interest rate method.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(s)	Customer loyalty programmes

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts or by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(t)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(u)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company of the Group, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(v)	Earnings per share

The Group presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(w)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2016, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the following amendments on the Group’s consolidated financial statements.

(i)	K-IFRS No. 1109 Financial Instruments

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. The Group plans to adopt K-IFRS 1109 for the year beginning on January 1, 2018.

K-IFRS 1109 will generally be applied retrospectively; however the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Group’s profit or loss.

As a portion of fair value change due to credit risk which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of financial liabilities is likely to decrease.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification	Loss allowances
Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Credit risk has increase significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument
Credit-impaired

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(w)	New standards and interpretations not yet adopted, continued

(i)	K-IFRS No. 1109 Financial Instruments, continued

Certain transactions which were not qualified for hedge accounting under the existing standard will be likely to qualify for hedge accounting under K-IFRS 1109, decreasing volatility in the Group’s profits or loss.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016. The Group plans to test the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

(ii)	K-IFRS No. 1115 Revenue from Contracts with Customers

K-IFRS 1115 Revenue from Contracts with Customers, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS 1018 Revenue, K-IFRS 1011 Construction Contracts, K-IFRS 2031 Revenue- Barter transactions involving advertising services, K-IFRS 2113 Customer Loyalty Programs, K-IFRS 2115 Agreements for the construction of real estate, K-IFRS 2118 Transfers of assets from customers. The Group plans to adopt K-IFRS 1115 in its consolidated financial statements for the year ending December 31, 2018, and retrospectively adjust the comparative period presented in the set of financial statements, in accordance with K-IFRS 1008 Accounting Policies, changes in accounting estimates and errors. The Group plans to use the practical expedients for completed contracts- i.e. completed contracts as of January 1, 2017 are not restated.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

Actual impact of adopting K-IFRS 1115 will be dependent on the financial instruments the Group holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future. Accordingly, management believes that the impact of adopting K-IFRS 1115 on the Group’s financial statements cannot be estimated at the date of reporting.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(w)	New standards and interpretations not yet adopted, continued

(iii)	K-IFRS No.1001 Presentation of Financial Statements

An entity shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, changes in fair values and the effect of changes in foreign exchange rates. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Group expects that this standard and amendment would not have a material impact on its consolidated financial statements.

(iv)	K-IFRS No.1012 Income Taxes

K-IFRS 1012, Income Taxes, clarifies definition of temporary differences and recognition of deferred tax assets for unrealised losses. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Group expects that this standard and amendment would not have a material impact on its consolidated financial statements.

(v)	K-IFRS No.1102 Share-based payment

K-IFRS 1102, Share-based payment, clarifies how to treat a ‘vesting conditions’ and ‘non-vesting conditions’ When the entity measure the fair value of liabilities for cash-settled share-based payments. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Group expects that this standard and amendment would not have a material impact on its consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management

(a)	General information of risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(i)	Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee’s determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii)	Risk management process

The Group measures credit risk, liquidity risk, market risk and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Group’s holding company, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. And in case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iii)	Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Group performs weekly monitoring on short-term credit quality indicators and leading indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to support early detection and proactive responses to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings). It performs the pre-detection function on the risk factors such as increases in assets and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyze the cause, and prepare and implement a countermeasure.

Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

It is critical for the Group to enhance proactive forecasting abilities for short-term delinquency indicators since the asset turnover period is short in the credit card business. The Group operates a roll-rate based forecasting model for short-term delinquency by reflecting seasonal effects. The Group continuously develops a forecasting model which is more accurate and predictive.

(iv)	Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iv)	Enterprise crisis management system, continued

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Group has Risk Management Council, Crisis Management Council headed by the CEO, and Group Crisis Management Council, headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v)	Evaluation process

The Group sets and operates the standard on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Credit-specialized Financial Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group’s internal information, external information from Credit Bureaus, and personal information in the application form. The Group prevents higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Group utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi)	Credit Scoring System

The Group’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder’s; credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers’ credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes all the transactions that could possibly generate economic loss. The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel. The Group applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

(i)	Exposure to credit risk

The carrying amount of financial instruments represents the Group’s maximum exposure to credit risk. Exposure to credit risk of the Group as of December 31, 2016 and 2015 is as follows. Cash held by the Group is excluded.

	2016		2015
Due from banks and loans and receivables (*)
Banks	~~W~~	612,913	928,215
Household
Credit sales		10,765,147	10,385,058
Cash advances		1,833,790	1,925,374
Card loans		5,141,501	4,616,797
Installment finance and others		2,896,315	2,507,973
Government/Public institution/ The Bank of Korea		18,531	17,192
Corporate		1,454,991	1,240,149

		22,723,188	21,620,758

Available-for-sale financial assets
Debt securities		1,368	1,631

		22,724,556	21,622,389

Derivative financial assets		153,343	123,116
Other assets (*)
Other financial assets		408,373	450,951

	~~W~~	23,286,272	22,196,456

(*)	The maximum exposure for due from credit risk is recorded as net of allowance for doubtful accounts and deferred loan origination costs and present value discount account.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(ii)	Analysis of past due and impaired amounts

Set out below is an analysis of past due and impaired amounts of due from banks, loans and receivables by counterparties, and debt securities as of December 31, 2016 and 2015.

	2016
	Neither past due nor impaired		Past due but not impaired	Impaired	Total
Banks	~~W~~	612,952	—	—	612,952
Household
Credit sales		10,773,172	144,117	62,725	10,980,014
Cash advances		1,859,153	54,448	39,626	1,953,227
Card loans		5,210,384	94,500	71,836	5,376,720
Installment finance and others		2,746,108	40,425	251,035	3,037,568

		20,588,817	333,490	425,222	21,347,529

Government/Public institution/ The Bank of Korea		18,058	629	—	18,687
Corporate		1,371,650	107,952	5,480	1,485,082

		22,591,477	442,071	430,702	23,464,250

Allowance for doubtful accounts		(401,147)	(68,536)	(270,011)	(739,694)

	~~W~~	22,190,330	373,535	160,691	22,724,556

	2015
	Neither past due nor impaired		Past due but not impaired	Impaired	Total
Banks	~~W~~	928,197	41	—	928,238
Household
Credit sales		10,356,135	180,737	70,095	10,606,967
Cash advances		1,946,347	61,689	42,553	2,050,589
Card loans		4,667,138	90,906	64,866	4,822,910
Installment finance and others		2,343,164	50,750	242,219	2,636,133

		19,312,784	384,082	419,733	20,116,599

Government/Public institution/ The Bank of Korea		16,659	662	—	17,321
Corporate		1,171,867	73,936	6,182	1,251,985

		21,429,507	458,721	425,915	22,314,143

Allowance for doubtful accounts		(364,891)	(62,348)	(264,515)	(691,754)

	~~W~~	21,064,616	396,373	161,400	21,622,389

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iii)	Information about the credit quality of due from banks and loans and receivables that are neither past due nor impaired

The Group classifies due from banks and loans and receivables within several risk categories. In case of individual customers, on the basis of internal credit rating, when the bad debt expense ratio is less than earnings before bad debt expense ratio, the loans and receivables are determined to be “outstanding” category and the others are determined to be “normal” category. In case of corporate customers, internal credit ratings that have AAA ~ BBB+ level and unrated ratings of Government/Public institution/The Bank of Korea are determined to be “outstanding” and that of others is determined to be “normal”. Information about the credit quality of due from banks, and loans and receivables that are neither past due nor impaired as of December 31, 2016 and 2015 is as follows:

	2016
	Outstanding		Normal	Total (*)
Banks	~~W~~	612,706	207	612,913
Household
Credit sales		9,534,484	1,095,756	10,630,240
Cash advances		1,074,566	711,074	1,785,640
Card loans		3,856,832	1,202,238	5,059,070
Installment finance and others		2,332,843	402,876	2,735,719

		16,798,725	3,411,944	20,210,669

Government/Public institution/ The Bank of Korea		17,912	—	17,912
Corporate		552,736	796,100	1,348,836

	~~W~~	17,982,079	4,208,251	22,190,330

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

	2015
	Outstanding		Normal	Total (*)
Banks	~~W~~	927,989	184	928,173
Household
Credit sales		9,352,637	860,460	10,213,097
Cash advances		1,261,531	607,934	1,869,465
Card loans		3,827,694	707,537	4,535,231
Installment finance and others		2,103,968	231,150	2,335,118

		16,545,830	2,407,081	18,952,911

Government/Public institution/ The Bank of Korea		16,563	—	16,563
Corporate		530,715	636,254	1,166,969

	~~W~~	18,021,097	3,043,519	21,064,616

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iv)	Analysis of the age of loans and receivables that are past due but not impaired

Management of the Group judges accounts that are past due within 90 days as not impaired, unless other information can demonstrate that this is not the case. Analysis of the aging of loans and receivables that are past due but not impaired as of December 31, 2016 and 2015 is as follows:

	2016
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total (*)
Banks	~~W~~	—	—	—	—
Household
Credit sales		111,526	7,674	2,563	121,763
Cash advances		34,756	3,787	1,430	39,973
Card loans		58,392	6,723	2,587	67,702
Installment finance and others		34,517	3,167	687	38,371

		239,191	21,351	7,267	267,809

Government/Public institution/ The Bank of Korea		618	—	—	618
Corporate		95,025	9,321	762	105,108

	~~W~~	334,834	30,672	8,029	373,535

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

	2015
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total (*)
Banks	~~W~~	41	—	—	41
Household
Credit sales		148,613	7,261	2,139	158,013
Cash advances		43,003	3,344	1,208	47,555
Card loans		61,658	5,268	1,934	68,860
Installment finance and others		47,188	1,497	557	49,242

		300,462	17,370	5,838	323,670

Government/Public institution/ The Bank of Korea		380	249	—	629
Corporate		65,605	5,976	452	72,033

	~~W~~	366,488	23,595	6,290	396,373

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(v)	Analysis of financial assets that are individually and collectively determined to be impaired

Financial assets that are individually and collectively determined to be impaired as of December 31, 2016 and 2015 are as follows:

		2016		2015
Financial assets that are individually determined to be impaired(*)	Debt securities	~~W~~	1,368	1,631
Financial assets that are collectively determined to be impaired(**)	Loans and receivables		159,323	159,769

		~~W~~	160,691	161,400

(*)	The amounts are recorded as net of impairment allowance.
(**)	The amounts are recorded as net of allowance for doubtful accounts.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(vi)	Industrial concentration of credit risk

Industrial concentration of credit risk of due from banks, loans and receivables, debt securities as of December 31, 2016 and 2015 is as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Construction	Hotel and leisure	Other	Retail customer	Total
Banks	~~W~~	612,913	—	—	—	—	—	—	—	612,913
Household
Credit sales		—	—	—	—	—	—	—	10,765,147	10,765,147
Cash advances		—	—	—	—	—	—	—	1,833,790	1,833,790
Card loans		—	—	—	—	—	—	—	5,141,501	5,141,501
Installment finance and others		—	—	—	—	—	—	—	2,896,315	2,896,315
Government/Public institution/The Bank of Korea		1,045	2	20	117	13	—	17,334	—	18,531
Corporate		53,124	318,387	236,886	62,294	85,297	9,709	690,662	—	1,456,359

	~~W~~	667,082	318,389	236,906	62,411	85,310	9,709	707,996	20,636,753	22,724,556

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Construction	Hotel and leisure	Other	Retail customer	Total
Banks	~~W~~	928,214	—	—	—	—	—	—	—	928,214
Household
Credit sales		—	—	—	—	—	—	—	10,385,058	10,385,058
Cash advances		—	—	—	—	—	—	—	1,925,374	1,925,374
Card loans		—	—	—	—	—	—	—	4,616,797	4,616,797
Installment finance and others		—	—	—	—	—	—	—	2,507,973	2,507,973
Government/Public institution/The Bank of Korea		1,213	1	15	206	16	—	15,742	—	17,193
Corporate		54,949	255,293	187,395	48,922	81,197	8,624	605,400	—	1,241,780

	~~W~~	984,376	255,294	187,410	49,128	81,213	8,624	621,142	19,435,202	21,622,389

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Group sets the goal of “month-end liquidity” as the liquidity level at which the Group could pay its obligations in the next 3 months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky. The Group has prepared contingency plans for various liquidity crises.

(i)	Non-derivatives

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2016 and 2015 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statement of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the cash flows.

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Assets:
Cash and due from banks	~~W~~	460,279	—	—	—	—	—	460,279
Loans and receivables		8,686,532	4,906,479	2,812,840	3,039,845	4,531,385	236,266	24,213,347
Trading financial assets		340,084	—	—	—	—	—	340,084
Available-for-sale financial assets		28	—	—	—	—	242,128	242,156
Other financial assets		353,478	397	185	—	—	67,498	421,558

		9,840,401	4,906,876	2,813,025	3,039,845	4,531,385	545,892	25,677,424

Liabilities:
Borrowings		243,448	164,943	34,479	29,462	943,784	—	1,416,116
Debentures		468,877	245,608	823,286	2,283,468	9,277,799	509,559	13,608,597
Other financial liabilities		2,674,466	15,108	169,778	48,626	185,451	42,282	3,135,711

		3,386,791	425,659	1,027,543	2,361,556	10,407,034	551,841	18,160,424

	~~W~~	6,453,610	4,481,217	1,785,482	678,289	(5,875,649)	(5,949)	7,517,000

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(i)	Non-derivatives, continued

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Assets:
Cash and due from banks	~~W~~	441,552	—	—	—	—	—	441,552
Loans and receivables		9,116,252	4,698,360	2,418,281	2,664,068	3,896,055	223,858	23,016,874
Trading financial assets		130,005	—	—	—	—	—	130,005
Available-for-sale financial assets		—	—	—	—	—	449,617	449,617
Other financial assets		401,885	18	26	—	—	62,002	463,931

		10,089,694	4,698,378	2,418,307	2,664,068	3,896,055	735,477	24,501,979

Liabilities:
Borrowings		410,461	348,233	105,927	108,807	673,120	—	1,646,548
Debentures		116,021	420,884	696,697	1,637,884	9,172,591	418,795	12,462,872
Other financial liabilities		2,180,432	10,307	128,604	40,220	186,661	42,891	2,589,115

		2,706,914	779,424	931,228	1,786,911	10,032,372	461,686	16,698,535

	~~W~~	7,382,780	3,918,954	1,487,079	877,157	(6,136,317)	273,791	7,803,444

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(ii)	Derivatives

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2016 and 2015 is as follows.

The amounts shown in the table were calculated based on the information below.

•	Gross settlement: gross amount of cash received or paid.

•	Net settlement: net amount of cash received or paid.

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(1,106)	(787)	(1,101)	(1,170)	(2,230)	—	(6,394)
Gross settlement cash inflow		1,871	5,110	128,881	855,968	1,089,176	—	2,081,006
Gross settlement cash outflow		(2,649)	(5,714)	(109,876)	(753,473)	(1,044,587)	—	(1,916,299)

	~~W~~	(1,884)	(1,391)	17,904	101,325	42,359	—	158,313

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(1,100)	(1,106)	(2,072)	(3,941)	(5,184)	(4)	(13,407)
Gross settlement cash inflow		79,735	160,247	64,271	305,094	1,534,400	—	2,143,747
Gross settlement cash outflow		(82,128)	(164,101)	(64,184)	(293,443)	(1,414,196)	—	(2,018,052)

	~~W~~	(3,493)	(4,960)	(1,985)	7,710	115,020	(4)	112,288

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF in the case of trading assets and only foreign exchange rate risk of foreign currency equity securities and foreign currency deposits because the Group hedges all cash flows of foreign currency liabilities with currency rate swaps. The Group is exposed to only equity price risk of foreign currency equity securities. The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)	Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Group’s assessment of its potential loss in trading financial assets that are exposed to the respective risks, as of December 31, 2016 and 2015:

	2016
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	875	1,700	550	1,700

	2015
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	1,484	3,011	650	650

Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk. The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR (Value at Risk) estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding periods. The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rate VaR and EaR of non-trading positions as of December 31, 2016 and 2015 are as follows:

	2016		2015
Interest rate VaR	~~W~~	89,348	88,825
Interest rate EaR		11,905	12,663

Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions, continued

Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period votality for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

Equity price risk and foreign exchange rate risk of non-trading positions as of December 31, 2016 and 2015 are as follows:

	2016
	Average		Maximum	Minimum	At December 31
Equity price risk	~~W~~	27,084	35,317	13,765	13,765
Foreign exchange rate risk		15,921	20,404	8,886	8,886
Variance effect		(1,246)	(1,651)	(573)	(573)

Total VaR	~~W~~	41,759	54,070	22,078	22,078

	2015
	Average		Maximum	Minimum	At December 31
Equity price risk	~~W~~	32,593	37,425	25,436	34,154
Foreign exchange rate risk		15,677	21,622	12,088	19,732
Variance effect		(1,102)	(1,750)	(675)	(1,597)

Total VaR	~~W~~	47,168	57,297	36,849	52,289

Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(iii)	Foreign exchange risk

The Group has been exposed to foreign exchange risk of equity securities and financial liabilities denominated in a foreign currency other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2016 and 2015 are as follows:

(In thousands of U.S. dollars, thousands of Kazakhstan Tenge, thousands of Indonesia Rupiah, thousands of Myanmar Kyat and millions of won)

	2016
	Foreign currency
	U.S. dollar		Kazakhstan Tenge		Indonesia Rupiah		Myanmar Kyat		Won equivalent
Deposit	USD	419	KZT	1,442,503	IDR	5,691,515	MMK	2,441,086	~~W~~	8,415
Loans		—		1,418,370		983,332,944		299,186		93,717
Available-for-sale financial assets		176,481		—		—		—		213,278
Other financial assets		—		14,040		11,852,600		5,680		1,120
Debentures		(1,680,000)		—		—		—		(2,030,280)
Borrowings		—		—		(902,104,466)		—		(81,009)
Other financial liabilities		(117)		(27,406)		(6,155,714)		(908)		(794)

On-balance exposure		(1,503,217)		2,847,507		92,616,879		2,745,044		(1,795,553)
Off-balance derivative exposure		1,680,000		—		—		—		2,030,280

Net position	USD	176,783	KZT	2,847,507	IDR	92,616,879	MMK	2,745,044	~~W~~	234,727

(In thousands of U.S. dollars, thousands of Kazakhstan Tenge, thousands of Indonesia Rupiah and millions of won)

	2015
	Foreign currency
	U.S. dollar		Kazakhstan Tenge		Indonesia Rupiah		Won equivalent
Deposit	USD	2,816	KZT	3,439	IDR	7,124,230	~~W~~	3,913
Loans		—		361,816		804,093,727		69,677
Available-for-sale financial assets		360,054		—		—		421,984
Other financial assets		—		—		4,070,057		346
Debentures		(1,779,900)		—		—		(2,086,043)
Borrowings		—		—		(645,614,982)		(54,757)
Other financial liabilities		—		—		(3,182,763)		(271)

On-balance exposure		(1,417,030)		365,255		166,490,269		(1,645,151)
Off-balance derivative exposure		1,779,900		—		—		2,086,043

Net position	USD	362,870	KZT	365,255	IDR	166,490,269	~~W~~	440,892

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management, continued

(e)	Capital risk management

The Group has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Group’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the company’s credit standing.

The Group operates the credit card business under the Specialized Credit Financial Business Act. Accordingly, the Group should obey the Regulation on Supervision of Credit Specialized Financial Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the consolidated statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Financial Business and as of December 31, 2016, the Group complied with the regulatory requirement for the adjusted equity capital ratio.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant Estimates and Judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)	Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Group’s executive about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)	Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, portfolio size, loss emergency period, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant Estimates and Judgments, continued

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month decline in the market price for marketable equity instrument as “prolonged decline”.

(f)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

6.	Fair Value Measurement of Financial Instruments

The fair value which the Group primarily uses for measurement of financial instruments is the published price quotations in an active market which are based on the market prices. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

•	Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

•	Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

•	Valuation techniques using significant unobservable inputs (Level 3)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

6.	Fair Value Measurement of Financial Instruments, continued

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgement, considering factors specific to the asset or liability.

(a)	Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods
Trading financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.

Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Available-for-sale financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(ii)	The fair value measurements classified by fair value hierarchy as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Equity securities held for trading	~~W~~	—	340,084	—	340,084
Derivative financial assets for hedge		—	153,343	—	153,343
Available-for-sale debt securities		—	—	1,368	1,368
Available-for-sale equity securities		213,306	—	27,482	240,788

	~~W~~	213,306	493,427	28,850	735,583

Financial liabilities
Derivative financial liabilities for hedge	~~W~~	—	10,665	—	10,665

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Equity securities held for trading	~~W~~	—	130,005	—	130,005
Derivative financial assets for hedge		—	123,116	—	123,116
Available-for-sale debt securities		—	—	1,631	1,631
Available-for-sale equity securities		421,984	—	26,002	447,986

	~~W~~	421,984	253,121	27,633	702,738

Financial liabilities
Derivative financial liabilities for hedge	~~W~~	—	14,484	—	14,484

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(iii)	Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Available-for-sale debt securities		Available-for-sale equity securities	Total
Balance at January 1, 2016	~~W~~	1,631	26,002	27,633
Reversal of impairment loss		8,087	—	8,087
Other comprehensive income		—	828	828
Acquisition		—	652	652
Disposition		(8,350)	—	(8,350)

Balance at December 31, 2016	~~W~~	1,368	27,482	28,850

	2015
	Derivative financial assets		Available-for- sale debt securities	Available-for- sale equity securities	Total
Balance at January 1, 2015	~~W~~	162	1,879	22,518	24,559
Reversal of impairment loss		—	12,019	—	12,019
Other comprehensive income (loss)		(162)	—	3,284	3,122
Acquisition		—	—	200	200
Disposition		—	(12,267)	—	(12,267)

Balance at December 31, 2015	~~W~~	—	1,631	26,002	27,633

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(iv)	Inputs unobservable in markets

Information about significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2016 and 2015 is as follows:

	2016
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Available-for-sale financial assets:	Net asset value	Debt securities	~~W~~	1,368	—	—
	Discounted cash flow	Equity securities		25,168	Discount rate Growth rate	9.89% ~ 15.56% 0.00%
	Cost method	Equity securities		2,314	—	—

			~~W~~	28,850

	2015
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Available-for-sale financial assets:	Net asset value	Debt securities	~~W~~	1,631	—	—
	Discounted cash flow	Equity securities		24,340	Discount rate Growth rate	7.33% ~ 15.00% 0.00%
	Cost method	Equity securities		1,662	—	—

			~~W~~	27,633

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(v)	Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

	2016
Type of financial instrument	Favorable change		Unfavorable change
Available-for-sale financial assets (*)	~~W~~	2,211	(1,034)

(*)	Changes in FV have been assessed by increasing or decreasing unobservable inputs such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost

(i)	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Loans and receivables	Fair value of loans and receivables is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets	Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost, continued

(ii)	The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2016 and 2015 are as follows:

	2016
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	8	—	—	8	8
Deposits		460,271	—	—	460,271	460,271
Credit card assets		19,366,301	(40,943)	(701,359)	18,623,999	18,888,853
Loans		475,639	—	(2,900)	472,739	475,275
Installment assets		2,165,071	34,161	(17,588)	2,181,644	2,186,623
Lease assets		1,003,236	(854)	(17,847)	984,535	983,874
Other assets		421,559	(1,415)	(11,771)	408,373	408,364

	~~W~~	23,892,085	(9,051)	(751,465)	23,131,569	23,403,268

Financial liabilities
Borrowings	~~W~~	1,390,180	—	—	1,390,180	1,392,840
Debentures in won		10,970,500	(10,553)	—	10,959,947	11,015,196
Debentures in foreign currency		2,030,280	(5,408)	—	2,024,872	2,037,577
Other liabilities		3,118,412	(10,515)	—	3,107,897	3,108,369

	~~W~~	17,509,372	(26,476)	—	17,482,896	17,553,982

	2015
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash		1	—	—	1	1
Deposits	~~W~~	441,551	—	—	441,551	441,551
Credit card assets		18,460,224	(39,077)	(673,569)	17,747,578	18,018,258
Loans		660,028	881	(917)	659,992	660,665
Installment assets		1,870,631	31,691	(14,918)	1,887,404	1,903,040
Lease assets		886,962	(379)	(2,350)	884,233	889,304
Other assets		463,709	(1,248)	(11,510)	450,951	451,046

	~~W~~	22,783,106	(8,132)	(703,264)	22,071,710	22,363,865

Financial liabilities
Borrowings	~~W~~	1,607,957	—	—	1,607,957	1,616,418
Debentures in won		9,686,000	(15,121)	—	9,670,879	9,801,887
Debentures in foreign currency		2,086,043	(7,822)	—	2,078,221	2,086,979
Other liabilities		2,589,413	(11,544)	—	2,577,869	2,579,629

	~~W~~	15,969,413	(34,487)	—	15,934,926	16,084,913

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost, continued

(iii)	The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statement of financial position as of December 31, 2016 and 2015 is as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Cash	~~W~~	8	—	—	8
Deposits		459,883	388	—	460,271
Credit card assets		—	—	18,888,853	18,888,853
Loans		—	—	475,275	475,275
Installment assets		—	—	2,186,623	2,186,623
Lease assets		—	—	983,874	983,874
Other assets		—	—	408,364	408,364

	~~W~~	459,891	388	22,942,989	23,403,268

Financial liabilities:
Borrowings	~~W~~	—	—	1,392,840	1,392,840
Debentures in won		—	—	11,015,196	11,015,196
Debentures in foreign currency		—	—	2,037,577	2,037,577
Other liabilities		—	—	3,108,369	3,108,369

	~~W~~	—	—	17,553,982	17,553,982

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Cash		1	—	—	1
Deposits	~~W~~	441,163	388	—	441,551
Credit card assets		—	—	18,018,258	18,018,258
Loans		—	—	660,665	660,665
Installment assets		—	—	1,903,040	1,903,040
Lease assets		—	—	889,304	889,304
Other assets		—	—	451,046	451,046

	~~W~~	441,164	388	21,922,313	22,363,865

Financial liabilities:
Borrowings	~~W~~	—	—	1,616,418	1,616,418
Debentures in won		—	—	9,801,887	9,801,887
Debentures in foreign currency		—	—	2,086,979	2,086,979
Other liabilities		—	—	2,579,629	2,579,629

	~~W~~	—	—	16,084,913	16,084,913

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Derivative for hedge	Total
Cash and due from banks	~~W~~	—	460,279	—	—	460,279
Trading financial assets		340,084	—	—	—	340,084
Derivative assets		—	—	—	153,343	153,343
Loans and receivables		—	22,262,917	—	—	22,262,917
Available-for-sale financial assets		—	—	242,156	—	242,156
Other financial assets		—	408,373	—	—	408,373

	~~W~~	340,084	23,131,569	242,156	153,343	23,867,152

	2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Derivative for hedge	Total
Cash and due from banks	~~W~~	—	441,552	—	—	441,552
Trading financial assets		130,005	—	—	—	130,005
Derivative assets		—	—	—	123,116	123,116
Loans and receivables		—	21,179,207	—	—	21,179,207
Available-for-sale financial assets		—	—	449,617	—	449,617
Other financial assets		—	450,951	—	—	450,951

	~~W~~	130,005	22,071,710	449,617	123,116	22,774,448

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Financial liabilities measured at amortized cost		Derivative for hedge	Total
Derivative liabilities	~~W~~	—	10,665	10,665
Borrowings		1,390,180	—	1,390,180
Debentures		12,984,819	—	12,984,819
Other financial liabilities		3,107,897	—	3,107,897

	~~W~~	17,482,896	10,665	17,493,561

	2015
	Financial liabilities measured at amortized cost		Derivative for hedge	Total
Derivative liabilities	~~W~~	—	14,484	14,484
Borrowings		1,607,957	—	1,607,957
Debentures		11,749,100	—	11,749,100
Other financial liabilities		2,577,869	—	2,577,869

	~~W~~	15,934,926	14,484	15,949,410

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment reversal (loss)	Other operating income, net	Net income	Other comprehensive income (loss)
Financial assets
Trading financial assets	~~W~~	—	—	—	—	—	—	1,148	1,148	—
Loans and receivables		1,879,317	—	2,382,672	(2,155,604)	—	(355,266)	28,844	1,779,963	—
Available-for-sale financial assets		—	—	—	—	24,876	8,087	208,450	241,413	(147,413)
Derivative for hedge		—	—	—	—	—	—	36,800	36,800	483

		1,879,317	—	2,382,672	(2,155,604)	24,876	(347,179)	275,242	2,059,324	(146,930)

Financial liabilities
Financial liabilities measured at amortized cost		—	(394,620)	—	—	—	—	(44,097)	(438,717)	—
Derivative for hedge		—	—	—	—	—	—	7,197	7,197	2,531

		—	(394,620)	—	—	—	—	(36,900)	(431,520)	2,531

	~~W~~	1,879,317	(394,620)	2,382,672	(2,155,604)	24,876	(347,179)	238,342	1,627,804	(144,399)

	2015
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment loss	Other operating income, net	Net income	Other comprehensive income (loss)
Financial assets
Trading financial assets	~~W~~	—	—	—	—	—	—	2,617	2,617	—
Loans and receivables		1,797,344	—	2,428,611	(2,172,256)	—	(317,895)	29,018	1,764,822	—
Available-for-sale financial assets		—	—	—	—	27,240	12,019	183,581	222,840	(49,105)
Derivative for hedge		—	—	—	—	—	—	102,436	102,436	(3,773)

		1,797,344	—	2,428,611	(2,172,256)	27,240	(305,876)	317,652	2,092,715	(52,878)

Financial liabilities
Financial liabilities measured at amortized cost		—	(446,376)	—	—	—	—	(126,254)	(572,630)	—
Derivative for hedge		—	—	—	—	—	—	23,924	23,924	7,828

		—	(446,376)	—	—	—	—	(102,330)	(548,706)	7,828

	~~W~~	1,797,344	(446,376)	2,428,611	(2,172,256)	27,240	(305,876)	215,322	1,544,009	(45,050)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2016 and 2015 are as follows:

	2016			2015
	Gain on foreign currency transaction		Loss on foreign currency transaction	Gain on foreign currency transaction	Loss on foreign currency transaction
Loans and receivables	~~W~~	35,324	(6,480)	34,663	(5,645)
Financial liabilities measured at amortized cost		10,732	(54,829)	2,196	(128,450)

	~~W~~	46,056	(61,309)	36,859	(134,095)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

8.	Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2016 and 2015 are as follows:

	2016
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received
Financial assets:
Derivatives	~~W~~	153,343	—	153,343	2,433	—	150,910
Repurchase agreements (*)		150,000	—	150,000	150,000	—	—
Financial liabilities:
Derivatives		10,665	—	10,665	2,433	—	8,232

(*)	The amounts related to not offsetting are securities that are received as collateral for repurchase agreements.

	2015
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received
Financial assets:
Derivatives	~~W~~	123,116	—	123,116	2,535	—	120,581
Repurchase agreements (*)		255,000	—	255,000	255,000	—	—
Financial liabilities:
Derivatives		14,484	—	14,484	2,535	—	11,949

(*)	The amounts related to not offsetting are securities that are received as collateral for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

9.	Operating Segments

The Group has a single reportable segment.

(a)	Details of revenues by financial service type for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Credit card		Installment finance	Lease	Others	Total
Interest income	~~W~~	1,718,491	91,982	46,663	22,181	1,879,317
Fee and commission income		2,366,707	4,843	8,029	3,093	2,382,672
Other operating income		39,388	100	40	371,302	410,830

	~~W~~	4,124,586	96,925	54,732	396,576	4,672,819

	2015
	Credit card		Installment finance	Lease	Others	Total
Interest income	~~W~~	1,648,435	89,085	37,669	22,155	1,797,344
Fee and commission income		2,388,890	4,284	4,165	31,272	2,428,611
Other operating income		38,111	386	136	475,551	514,184

	~~W~~	4,075,436	93,755	41,970	528,978	4,740,139

(b)	Revenues from external customers as of and for the years ended December 31, 2016 and 2015 are all attributed to the Republic of Korea, the Group’s country of domicile.

(c)	There is no single external customer with whom revenues amount to 10 percent or more of the Group’s revenues for the years ended December 31, 2016 and 2015.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

10.	Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015
Cash	~~W~~	8	1
Deposits in won:
Deposits on demand		264,131	278,065
Current deposits		1,768	1,447
Foreign currency deposits		8,408	3,913
Time deposits		388	388
Deposit for checking accounts		33	35
Deposits on demand of SPC		85,543	155,224
Others		100,000	2,479

	~~W~~	460,279	441,552

(b)	Restricted due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015	Restrictions
Time deposits
Shinhan Bank		50	50	Pledged as collateral for cash advances
Korea Post		338	338	Pledged as collateral for a lease

		388	388

Other deposits
Woori Bank and others		33	35	Deposit for checking accounts
		85,543	155,224	Deposits on demand of SPC

		85,576	155,259

	~~W~~	85,964	155,647

11.	Trading Financial Assets

(a)	Details of trading financial assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
MMF (Money Market Fund)	~~W~~	340,084	130,005

(b)	Net income on trading financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Gain on valuation of trading financial assets	~~W~~	84	5
Gain on sale of trading financial assets		1,064	2,612

	~~W~~	1,148	2,617

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

12.	Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016				2015
	Notional amounts		Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities
Currency rate swap	~~W~~	2,030,280	153,223	5,476	2,086,043	123,116	2,534
Interest rate swap		675,000	120	5,189	785,000	—	11,950

	~~W~~	2,705,280	153,343	10,665	2,871,043	123,116	14,484

(b)	Gain (loss) on derivatives

Gain (loss) on derivatives for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Gain on valuation of derivatives	~~W~~	46,720	109,673
Gain on derivatives transactions		9,170	26,431

		55,890	136,104

Loss on valuation of derivatives		(1,800)	—
Loss on derivatives transactions		(10,093)	(9,744)

		(11,893)	(9,744)

Gain (loss) on derivatives	~~W~~	43,997	126,360

(c)	Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Recognized in other comprehensive income	~~W~~	47,973	131,709
Reclassified from equity to profit or loss		(43,997)	(126,360)
Deferred tax effect		(962)	(1,294)

Changes in accumulated other comprehensive income, net	~~W~~	3,014	4,055

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Loans and Receivables

(a)	Details of loans and receivables as of December 31, 2016 and 2015 are as follows:

	2016		2015
Credit card assets:
Lump-sum purchases	~~W~~	5,290,780	4,984,201
Installment purchases		5,277,322	5,216,905
Cash advances		1,781,073	1,852,683
Revolving cash advances		168,777	195,822
Revolving purchases		1,229,344	1,135,651
Card loans		5,376,721	4,822,910
Restructured loans		241,416	233,694
Purchasing card		868	18,358
Less : Allowance for doubtful accounts		(701,359)	(673,569)
Present value discount account		(16,108)	(16,944)
Deferred loan origination fees		(24,835)	(22,133)

		18,623,999	17,747,578

Loans:
General loans		114,991	32,708
Bonds purchased under resale agreements		150,000	255,000
Loans to employee stock ownership association		—	3
Factoring receivables		207,664	141,809
Commercial paper		—	227,521
Others		2,984	2,987
Less : Allowance for doubtful accounts		(2,900)	(917)
Add : Deferred loan origination costs		—	881

		472,739	659,992

Installment financing assets:
Installment for cars		2,164,928	1,870,375
Installment for houses		37	175
Installment for others		106	81
Less : Allowance for doubtful accounts		(17,588)	(14,918)
Add : Deferred loan origination costs		34,161	31,691

		2,181,644	1,887,404

Lease assets:
Financing lease receivables		1,003,198	886,041
Cancelled financing lease receivables		38	921
Less : Allowance for doubtful accounts		(17,847)	(2,350)
Deferred loan origination fees		(854)	(379)

		984,535	884,233

	~~W~~	22,262,917	21,179,207

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Loans and Receivables, continued

(b)	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	691,754	737,198
Provision for allowance		340,345	308,358
Write-offs		(446,159)	(499,592)
Unwinding effect		4,467	2,486
Allowance related to disposal of loans		(32,970)	(34,157)
Recoveries		179,898	175,059
Others		2,359	2,402

Ending balance	~~W~~	739,694	691,754

(c)	Financing lease assets

As of December 31, 2016 and 2015, total investments in financing leases and the present value of minimum lease payments for each of the following years are as follows:

	2016
	Total investment		Unrealized interest income	Present value of minimum lease payment
Less than one year	~~W~~	398,470	40,652	357,818
One year to five years		687,042	45,009	642,033
Over five years		3,401	16	3,385

	~~W~~	1,088,913	85,677	1,003,236

	2015
	Total investment		Unrealized interest income	Present value of minimum lease payment
Less than one year	~~W~~	355,830	37,360	318,470
One year to five years		610,946	42,551	568,395
Over five years		124	27	97

	~~W~~	966,900	79,938	886,962

(d)	Changes in deferred loan origination fees (costs)

Changes in deferred loan origination fees (costs) for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	10,060	4,064
Increase		(32,053)	(21,561)
Decrease		30,465	27,557

Ending balance	~~W~~	8,472	10,060

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

14.	Available-for-Sale Financial Assets

(a)	Details of available-for-sale financial assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Debt securities
Corporate bonds	~~W~~	1,368	1,631
Equity securities (*)
Stock		240,786	447,984
Equity investments		2	2

		240,788	447,986

	~~W~~	242,156	449,617

(*)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at their acquisition cost. The carrying amounts of those investments are ~~W~~2,314 million and ~~W~~1,662 million as of December 31, 2016 and 2015, respectively.

(b)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016				2015
	Debt securities		Equity securities	Total	Debt securities	Equity securities	Total
Beginning balance	~~W~~	1,631	447,986	449,617	1,879	520,633	522,512
Acquisition		—	651	651	—	200	200
Disposal		(8,350)	(211,426)	(219,776)	(12,267)	(174,160)	(186,427)
Changes in fair value of available-for-sale financial assets		—	5,988	5,988	—	74,095	74,095
Exchange rate differences		—	(2,411)	(2,411)	—	27,218	27,218
Reversal of impairment loss		8,087	—	8,087	12,019	—	12,019

Ending balance	~~W~~	1,368	240,788	242,156	1,631	447,986	449,617

(c)	Gain on sale of available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Gain on sale of available-for-sale financial assets	~~W~~	208,450	183,581

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

15.	Property and Equipment

(a)	Details of Property and equipment as of December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Others	Total
Acquisition cost	~~W~~	32,384	8,909	343,618	384,911
Accumulated depreciation		—	(1,971)	(304,019)	(305,990)
Accumulated impairment losses		(946)	(1,258)	—	(2,204)

Ending balance	~~W~~	31,438	5,680	39,599	76,717

	2015
	Land		Buildings	Others	Total
Acquisition cost	~~W~~	32,370	8,847	330,485	371,702
Accumulated depreciation		—	(1,777)	(285,812)	(287,589)

Ending balance	~~W~~	32,370	7,070	44,673	84,113

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Others	Total
Beginning balance	~~W~~	32,370	7,070	44,673	84,113
Acquisition		—	26	11,682	11,708
Disposal		—	—	(97)	(97)
Depreciation		—	(269)	(23,989)	(24,258)
Impairment losses (*)		(946)	(1,258)	—	(2,204)
Acquisition of subsidiary		—	—	—	—
Others		14	111	7,330	7,455

Ending balance	~~W~~	31,438	5,680	39,599	76,717

(*)	Impairment losses are recognized as non-operating income and expenses.

	2015
	Land		Buildings	Others	Total
Beginning balance	~~W~~	31,176	6,019	63,896	101,091
Acquisition		—	—	13,654	13,654
Disposal		—	—	(226)	(226)
Depreciation		—	(252)	(33,439)	(33,691)
Acquisition of subsidiary		1,194	1,303	132	2,629
Others		—	—	656	656

Ending balance	~~W~~	32,370	7,070	44,673	84,113

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

15.	Property and Equipment, continued

(c)	Insured Assets

Insured assets as of December 31, 2016 are summarized as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	40,073

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

16.	Intangible Assets

(a)	Details of Intangible assets as of December 31, 2016 and 2015 are as follows:

	2016
	Club memberships		Development cost	Goodwill (*)	Others	Total
Acquisition cost	~~W~~	16,281	104,679	2,849	22,953	146,762
Accumulated amortization		—	(86,712)	—	(8,991)	(95,703)
Accumulated impairment losses		(984)	—	(2,849)	—	(3,833)

Ending balance	~~W~~	15,297	17,967	—	13,962	47,226

(*)	Goodwill was recognized from the acquisition of Shinhan Indo Finance in the year ended December 31, 2015. Since the recoverable amount of an asset is zero, Goodwill was fully impaired as of December 31, 2016.

	2015
	Club memberships		Development cost	Goodwill	Others	Total
Acquisition cost	~~W~~	17,517	100,200	2,849	10,687	131,253
Accumulated amortization		—	(69,373)	—	(6,368)	(75,741)
Accumulated impairment losses		(922)	—	—	—	(922)

Ending balance	~~W~~	16,595	30,827	2,849	4,319	54,590

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

16.	Intangible Assets, continued

(b)	Changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Club memberships		Development cost	Goodwill	Others	Total
Beginning balance	~~W~~	16,595	30,827	2,849	4,319	54,590
Acquisition		1,022	21,340	—	2,485	24,847
Substitution		—	(16,861)	—	9,793	(7,068)
Disposal		(2,258)	—	—	(8)	(2,266)
Amortization		—	(17,339)	—	(2,623)	(19,962)
Impairment loss (*)		(62)	—	(2,849)	—	(2,911)
Others		—	—	—	(4)	(4)

Ending balance	~~W~~	15,297	17,967	—	13,962	47,226

	2015
	Club memberships		Development cost	Goodwill	Others	Total
Beginning balance	~~W~~	15,198	40,556	—	2,963	58,717
Acquisition		2,063	12,737	—	1,422	16,222
Substitution		—	(2,150)	—	1,585	(565)
Disposal		(1,616)	—	—	—	(1,616)
Amortization		—	(20,316)	—	(1,651)	(21,967)
Reversal of impairment loss (*)		950	—	—	—	950
Acquisition of subsidiary		—	—	2,849	—	2,849

Ending balance	~~W~~	16,595	30,827	2,849	4,319	54,590

(*)	Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are test for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

17.	Other Assets

(a)	Other assets as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Guarantee deposits	~~W~~	67,950	62,002
Present value discount account		(1,415)	(1,248)
Accounts receivable		246,573	299,858
Allowance for doubtful accounts		(3,248)	(3,471)
Accrued income		105,396	99,971
Allowance for doubtful accounts		(8,523)	(8,039)
Advance payments		180,763	230,840
Prepaid expenses		37,828	46,982
Others		6,146	3,762

	~~W~~	631,470	730,657

(b)	Changes in allowance for other assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	11,510	15,791
Provision for allowance		14,921	9,537
Write-offs		(15,485)	(17,386)
Recoveries		824	3,568
Others		1	—

Ending balance	~~W~~	11,771	11,510

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

18.	Borrowings

Borrowings as of December 31, 2016 and 2015 are summarized as follows:

	Interest rate (%)	2016		2015
Borrowings in won:
Commercial paper	1.42 ~ 2.30	~~W~~	710,000	770,000
General borrowings	2.20		45,000	28,200
Borrowings from Shinhan Financial Group Co., Ltd.	1.84 ~ 4.12		450,000	600,000
Overdrawn account	2.53 ~ 2.66		104,171	155,000

			1,309,171	1,553,200
Borrowings in foreign currency:
General borrowings	8.15 ~ 10.00		81,009	54,757

		~~W~~	1,390,180	1,607,957

19.	Debentures

Debentures as of December 31, 2016 and 2015 are summarized as follows:

	Maturity	Interest rate (%)	2016		2015
Debentures in won	2017.01.02 ~ 2023.08.11	1.47 ~ 4.60	~~W~~	10,970,500	9,686,000
Less: discount				(10,553)	(15,121)

				10,959,947	9,670,879

Debentures in foreign currency	2017.09.22 ~ 2019.04.26	1.50 ~ 2.41		2,030,280	2,086,043
Less: discount				(5,408)	(7,822)

				2,024,872	2,078,221

			~~W~~	12,984,819	11,749,100

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits

(a)	Defined benefit plan assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	241,652	216,720
Fair value of plan assets		(207,371)	(195,336)

Recognized liabilities for defined benefit obligations	~~W~~	34,281	21,384

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Defined benefit obligation		Plan assets	Net defined benefit obligation
Beginning balance	~~W~~	216,720	(195,336)	21,384
Recognized in profit or loss as incurred:
Current service cost		19,896	—	19,896
Interest expense (income)		7,616	(6,870)	746

		27,512	(6,870)	20,642

Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gains)
Demographic assumptions		(2,576)	—	(2,576)
Financial assumptions		12,739	—	12,739
Experience adjustments		(6,372)	—	(6,372)
- Return on plan assets		—	3,565	3,565

		3,791	3,565	7,356

Others:
Contributions paid into the plan		—	(22,300)	(22,300)
Benefits paid by the plan		(6,385)	13,570	7,185
Others (*)		142	—	142
Exchange rate differences		(128)	—	(128)

		(6,371)	(8,730)	(15,101)

Ending balance	~~W~~	241,652	(207,371)	34,281

(*)	Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits, continued

	2015
	Defined benefit obligation		Plan assets	Net defined benefit obligation
Beginning balance	~~W~~	184,147	(173,736)	10,411
Recognized in profit or loss as incurred:
Current service cost		18,489	—	18,489
Interest expense (income)		7,353	(6,937)	416

		25,842	(6,937)	18,905

Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gains)
Demographic assumptions		(6)	—	(6)
Financial assumptions		19,226	—	19,226
Experience adjustments.		999	—	999
- Return on plan assets		—	3,310	3,310

		20,219	3,310	23,529

Others:
Contributions paid into the plan		—	(22,000)	(22,000)
Benefits paid by the plan		(13,935)	4,027	(9,908)
Others (*)		222	—	222
Acquisition of subsidiary		225	—	225

	~~W~~	(13,488)	(17,973)	(31,461)

Ending balance		216,720	(195,336)	21,384

(*)	Transfer from/to related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Amounts		Ratio	Amounts	Ratio
Cash and due from banks	~~W~~	81,108	39.1%	104,370	53.4%
Securities		125,561	60.6%	90,093	46.2%
Others		702	0.3%	873	0.4%

Fair value of plan assets	~~W~~	207,371	100.0%	195,336	100.0%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits, continued

(d)	Actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016		2015
Discount rate (AA0)	3.22%		3.53%
Future salary increasing rate	2.72 + upgrade rate	%	2.68 + upgrade rate	%
Average expected remaining years of service	11.28 years		16.51 years

(e)	Sensitivity analysis

This analysis is based on actuarial assumptions variances that the Group considered to be reasonably possible at the reporting date.

	Changes in the amount of defined benefit obligations
Discount rate (1% decrease)	~~W~~	27,729
Discount rate (1% increase)		(24,096)
Future salary increasing rate (1% decrease)		(24,437)
Future salary increasing rate (1% increase)		27,600

Sensitivity analysis doesn’t consider the variance of all cash flows expected to occur in the plan, but provides approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~1,862 million and ~~W~~1,875 million for the years ended December 31, 2016 and 2015, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

21.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Allowance for litigation		Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Others	Total
Beginning balance	~~W~~	2,169	27,649	332,316	7,279	3,136	372,549
Provision (reversals)		116	51,745	21,989	25	312	74,187
Payment		(1,283)	(54,299)	—	—	(1,528)	(57,110)
Others		—	—	—	47	—	47

Ending balance	~~W~~	1,002	25,095	354,305	7,351	1,920	389,673

	2015
	Allowance for litigation		Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Others	Total
Beginning balance	~~W~~	5,484	33,112	316,165	8,239	3,161	366,161
Provision (reversals)		(483)	43,975	16,151	(647)	2,408	61,404
Payment		(2,832)	(49,438)	—	(411)	(2,433)	(55,114)
Others		—	—	—	98	—	98

Ending balance	~~W~~	2,169	27,649	332,316	7,279	3,136	372,549

22.	Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Accounts payable	~~W~~	2,451,277	1,934,380
Accrued expenses		217,137	240,983
Advances from customers		99,085	148,426
Unearned revenue		278,179	264,478
Withholdings		236,979	367,433
Guarantee deposits, net		278,916	259,617
Advances of gift card and others		31,898	32,163
Others		5,497	3,924

	~~W~~	3,598,968	3,251,404

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

23.	Deferred Revenue of Customer Loyalty Programmes

Changes in deferred revenue of customer loyalty programmes for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	181,557	167,924
Deferred		291,679	283,813
Recognition as revenue		(283,406)	(270,180)

Ending balance	~~W~~	189,830	181,557

24.	Equity

(a)	Equity as of December 31, 2016 and 2015 is summarized as follows:

	2016		2015
Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944

		860,592	860,592

Capital adjustments
Stock options		(370)	417
Other adjustments		—	(59)

		(370)	358

Accumulated other comprehensive income
Unrealized gain on valuation of available-for-sale financial assets		166,296	313,709
Effective portion of valuation loss on cash flow hedges		(13,100)	(16,114)
Remeasurements of the defined benefit obligations		(44,310)	(38,734)
Foreign currency translation adjustments for foreign operations		(1,615)	(2,728)

		107,271	256,133

Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 25)		387,038	433,648
Voluntary reserve		11,216	10,216
Retained earnings(*)		3,572,214	3,710,764

		4,283,892	4,468,052

Non-controlling interests		4,314	7,751

	~~W~~	5,882,546	6,219,733

(*)	~~W~~1,314 million of reserve for credit losses plans to reserve for 2016 and ~~W~~46,610 million of reserve for credit losses was reversed to retained earnings in 2015.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

24.	Equity, continued

(b)	Capital stock and capital surplus

As of December 31, 2016 and 2015, par value of common stock is ~~W~~5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

	2015
	Valuation of available-for- sale financial assets		Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2015	~~W~~	362,814	(20,169)	(20,898)	(4)	321,743
Changes in fair value		74,095	—	(23,529)	—	50,566
Exchange rate differences		27,218	—	—	(2,724)	24,494
Changes in fair value of cash flow hedges		—	131,709	—	—	131,709
Reclassification to profit or loss		(166,095)	(126,360)	—	—	(292,455)
Deferred tax effect		15,677	(1,294)	5,693	—	20,076

Balance at December 31, 2015	~~W~~	313,709	(16,114)	(38,734)	(2,728)	256,133

	2016
	Valuation of available-for- sale financial assets		Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2016	~~W~~	313,709	(16,114)	(38,734)	(2,728)	256,133
Changes in fair value		5,988	—	(7,356)	—	(1,368)
Exchange rate differences		(2,411)	—	—	597	(1,814)
Changes in fair value of cash flow hedges		—	47,973	—	—	47,973
Reclassification to profit or loss		(198,053)	(43,997)	—	—	(242,050)
Deferred tax effect		47,063	(962)	1,780	516	48,397

Balance at December 31, 2016	~~W~~	166,296	(13,100)	(44,310)	(1,615)	107,271

(d)	Earned surplus reserves

The Korean Commercial Act acquires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholders’ meeting.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

24.	Equity, continued

(e)	Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors. Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2016 and 2015 are as follows:

	2016		2015
Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	—

	~~W~~	11,216	10,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 based on separate financial statements of the Controlling Company are as follows:

Expected date of Appropriation for 2016: March 23, 2017

Date of Appropriation for 2015: March 23, 2016

(In millions of won, except dividends per share)	2016		2015
Unappropriated retained earnings
Balance at beginning of year	~~W~~	2,854,392	3,015,994
Profit for the year		727,942	692,815

		3,582,334	3,708,809

Reversal of Reserve for credit losses		—	46,610

Balance at end of year before appropriation		3,582,334	3,755,419

Appropriation of retained earnings
Claim reserves for on-line transactions		—	1,000
Transfer to reserve for credit losses reserve for bad loan		1,314	—
Cash dividends		400,054	900,027
Dividends per share (dividend as a percentage of par value):
~~W~~3,191 (63.82%) for 2016
~~W~~7,179 (143.58%) for 2015

		401,368	901,027

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,180,966	2,854,392

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Reserve for Credit Losses

In accordance with Regulations for the Supervision of Credit Specialized Financial Business, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Credit Specialized Financial Business in the account of reserve for legal reserve for credit losses.

(a)	Reserve for credit losses as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Accumulated reserve for credit losses	~~W~~	387,038	433,648
Accumulated reserve for (reversal of) credit losses, scheduled		1,314	(46,610)

Ending balance of reserve for credit losses	~~W~~	388,352	387,038

(b)	Details of profits after adjusting for reversal of (reserve for) credit losses and provision for reserve for credit losses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Profit attributable to owners of the Group for the year	~~W~~	715,867	694,774
Reversal of (reserve for) credit losses		(1,314)	46,610

Profits after adjusting for reserve for credit losses	~~W~~	714,553	741,384

Earnings per share after adjusting credit losses (in won)	~~W~~	5,700	5,914

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

26.	Operating Revenues

Operating revenues for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Interest income	~~W~~	1,879,317	1,797,344
Fee and commission income		2,382,672	2,428,611
Dividend income		24,876	27,240
Gain on valuation and disposition of trading financial assets		1,148	2,617
Gains related to derivatives		55,890	136,104
Gains on foreign currency transaction		46,056	36,859
Gains on disposition of available-for-sale financial assets		208,450	183,581
Reversal of impairment losses on financial assets		8,087	12,019
Other operating income		66,323	115,764

	~~W~~	4,672,819	4,740,139

27.	Earnings Per Share

Earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except shares outstanding and earnings per share)
	2016		2015
Profit attributable to owners of the Group	~~W~~	715,867	694,774
Weighted average number of common stocks outstanding		125,369,403	125,369,403

Earnings per share (in won)	~~W~~	5,710	5,542

The Group had no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2016 and 2015.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

28.	Share-Based Payment

Share-based payment as of December 31, 2016 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i)	Performance share granted as of December 31, 2016 are as follows:

	Granted as of 2012	Granted as of 2013	Granted as of 2014	Granted as of 2015	Granted as of 2016
Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2012 ~ 2014	2013 ~ 2015	2014 ~ 2016	2015 ~ 2017	2016 ~ 2018
Performance condition	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	23,814 shares	49,780 shares	35,098 shares	53,823 shares	65,657 shares

(ii)	Granted shares and the fair value of grant date as of December 31, 2016 are as follows:

(In won, except grant shares)

Grant date	Grant shares	Exercise	Fair value (*)	Estimated shares (**)
February 28, 2012	28,200	17,570	46,650	17,786
August 24, 2012	9,300	5,382	36,150	6,028
January 1, 2013	89,800	—	40,050	26,427
February 22, 2013	10,100	—	42,350	6,514
May 27, 2013	10,100	—	40,250	844
August 27, 2013	24,000	—	39,700	15,995
January 1, 2014	23,600	—	47,300	21,866
February 10, 2014	9,400	—	42,800	7,742
March 31, 2014	4,700	—	47,000	3,268
July 24, 2014	1,600	—	46,550	652
August 22, 2014	4,700	—	51,800	1,570
January 1, 2015	50,700	—	44,500	45,313
February 4, 2015	4,500	—	45,700	3,766
August 24, 2015	4,500	—	40,250	1,475
August 27, 2015	10,200	—	39,600	3,269
January 1, 2016	74,200	—	39,000	48,829
February 4, 2016	15,400	—	38,150	12,846
June 3, 2016	5,200	—	38,800	2,770
August 1, 2016	1,900	—	40,650	729
October 31, 2016	3,100	—	43,850	483

	385,200	22,952		228,172

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

28.	Share-Based Payment, continued

(a)	Share-based payment arrangements with performance conditions, continued

(*)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(**)	Grant shares at grant date were adjusted pursuant to increase rate of stock price and achievement of target ROE based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)	Stock compensation costs for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Stock options	~~W~~	—	(3)
Share-based payment arrangements with performance conditions		2,574	2,602

	~~W~~	2,574	2,599

(c)	Details of accrued expenses and the intrinsic value as of December 31, 2016 are as follows:

	Accrued expense related to compensation expenses associated with share based payments		Intrinsic values (*)
Share-based payment arrangements with performance conditions (**)	~~W~~	9,059	9,059

(*)	The fair value of share-base arrangements with performance conditions is considered as intrinsic value.
(**)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2016, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

29.	Net Interest Income

Details of net interest income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Interest incomes
Cash and due from banks	~~W~~	6,775	7,169
Credit card assets		1,718,491	1,648,435
Loans		13,768	13,174
Installment loans		91,982	89,085
Financing leases		46,663	37,669
Others		1,638	1,812

		1,879,317	1,797,344

Interest expenses
Borrowings		(39,936)	(48,587)
Debentures		(304,549)	(340,588)
Securitized debentures		(43,896)	(50,624)
Others		(6,239)	(6,577)

		(394,620)	(446,376)

Net interest income	~~W~~	1,484,697	1,350,968

Interest income on impaired financial assets for the years ended December 31, 2016 and 2015 are ~~W~~12,888 million and ~~W~~15,103 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

30.	Net Fee and commission Income

Details of net fee and commission income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Fee and commission income
Credit card assets	~~W~~	2,324,289	2,335,880
Loans		3,082	31,250
Installment loans		4,843	4,284
Financing leases		8,029	4,165
Others (*)		42,429	53,032

		2,382,672	2,428,611

Fee and commission expense
Credit card assets		(2,088,048)	(2,033,047)
Installment loans		(19,642)	(13,295)
Financing leases		(404)	(372)
Others (*)		(47,510)	(125,542)

		(2,155,604)	(2,172,256)

Net fee and commission income	~~W~~	227,068	256,355

(*)	Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2016 and 2015, the amount of income related to debt exemption and debt suspension are ~~W~~42,418 million and ~~W~~53,010 million, respectively, the amount of expense are ~~W~~8,902 million and ~~W~~10,664 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

31.	Dividend Income

Dividend income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Available-for-sale financial assets in won	~~W~~	22,204	23,736
Available-for-sale financial assets in foreign currency		2,672	3,504

	~~W~~	24,876	27,240

32.	Impairment Loss and Reversal on Financial Assets

Details of impairment loss and reversal on financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Impairment loss
Loans and receivables	~~W~~	(340,345)	(308,358)
Other assets		(14,921)	(9,537)

		(355,266)	(317,895)

Reversal
Available-for-sale financial assets		8,087	12,019

Net impairment loss on financial assets	~~W~~	(347,179)	(305,876)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

33.	General Administrative Expenses

General administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Relate to employees
Salaries and wages	~~W~~	169,515	172,099
Bonus		48,747	53,448
Incentive of results		27,040	22,146
Share-based compensation expense		2,574	2,599
Employee benefits		77,424	81,868
Travel		6,522	6,269
Defined benefit		20,642	18,905
Defined contribution		1,862	1,875
Honorary retirement allowance		942	37,218

		355,268	396,427

Depreciation and amortization
Depreciation		24,258	33,691
Amortization		19,962	21,967
Others		103	100

		44,323	55,758

Other general administrative expenses
Communication		50,169	49,857
Utility		18,781	19,136
Vehicles maintenance		3,517	3,831
Supplies		11,413	12,568
Rent		23,554	24,278
Insurance		3,807	1,178
Repairs		214	157
Entertainment		1,723	1,709
Advertising		29,897	21,363
Sales promotion		169,790	138,926
Training		3,078	3,054
Publication		409	375
Freight		617	745
Provision (reversals of) for asset retirement obligation		25	(647)
Taxes and dues		34,601	33,983

		351,595	310,513

	~~W~~	751,186	762,698

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

34.	Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Other operating income
Gains on recovery of bad debt	~~W~~	10,660	23,314
Gains on sale of loans		35,363	70,347
Others		20,300	22,103

		66,323	115,764

Other operating expenses
Provision for allowance for unused loan commitments		(21,989)	(16,151)
Others		(1,021)	(769)

		(23,010)	(16,920)

	~~W~~	43,313	98,844

35.	Non-Operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Non operating income
Gains on disposition of property and equipment	~~W~~	76	74
Gains on disposition of intangible assets		3	106
Reversal of impairment losses on intangible assets		—	950
Reversal of allowance for litigation		—	483
Others		893	499

		972	2,112

Non operating expenses
Donations		(3,756)	(3,727)
Provision for allowance for litigation		(116)	—
Losses on disposition of property and equipment		(89)	(233)
Losses on disposition of intangible assets		(76)	(69)
Impairment losses on property and equipment		(2,204)	—
Impairment losses on intangible assets		(2,911)	—
Others		(864)	(168)

		(10,016)	(4,197)

	~~W~~	(9,044)	(2,085)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes

(a)	The components of income taxes for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Current income tax payable	~~W~~	230,434	206,059
Adjustments to the income tax expense for prior period		(264)	(11,816)
Changes in deferred tax due to temporary differences		(50,849)	(8,559)
Income tax expense associated with items recorded in equity		48,665	14,546
Others		(24,443)	(16,934)

Income taxes	~~W~~	203,543	183,296

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2016 and 2015 is as follows:

	2016		2015
Profit before income taxes (A)	~~W~~	910,887	878,070
Income taxes at applicable tax rate		220,435	212,492
Adjustments:
Non-taxable income		(288)	(372)
Non-deductible expense		777	852
Tax deductions		(401)	(557)
Consolidated tax return effect and others		(16,980)	(29,119)

		(16,892)	(29,196)

Income taxes (B)	~~W~~	203,543	183,296

Effective tax rate (B/A)		22.35%	20.87%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning deferred tax assets (liabilities)		Change in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	~~W~~	70	—	—	70
Available-for-sale financial assets		79,640	(2,673)	—	76,967
Valuation on available-for-sale financial assets		(100,155)	—	47,063	(53,092)
Valuation on property and equipment, depreciation and others		(1,989)	(27)	—	(2,016)
Deferred loan origination costs		(8,320)	(294)	—	(8,614)
Derivative assets (liabilities)		5,145	—	(962)	4,183
Accrued expenses		7,592	4,412	—	12,004
Liability for defined benefit obligations		59,676	3,420	917	64,013
Plan assets		(35,090)	(12,479)	863	(46,706)
Other provisions		144,727	12,896	—	157,623
Others		3,549	(2,389)	552	1,262

	~~W~~	154,845	2,416	48,433	205,694

	2015
	Beginning deferred tax assets (liabilities)		Change in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	~~W~~	70	—	—	70
Available-for-sale financial assets		81,544	(1,904)	—	79,640
Valuation on available-for-sale financial assets		(115,832)	—	15,677	(100,155)
Valuation on property and equipment, depreciation and others		(1,905)	(84)	—	(1,989)
Deferred loan origination costs		(7,162)	(1,158)	—	(8,320)
Derivative assets (liabilities)		6,439	—	(1,294)	5,145
Accrued expenses		9,835	(2,243)	—	7,592
Liability for defined benefit obligations		35,421	19,362	4,893	59,676
Plan assets		(32,739)	(3,152)	801	(35,090)
Other allowances		153,824	(9,097)	—	144,727
Others		16,791	(13,242)	—	3,549

	~~W~~	146,286	(11,518)	20,077	154,845

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(d)	Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2016 and 2015 are as follows:

	2016
	December 31, 2016			January 1, 2016		Change in tax effect
	Amount		Tax effect	Amount	Tax effect
Changes in fair value of available-for-sale financial assets	~~W~~	166,296	(53,092)	313,709	(100,155)	47,063
Effective portion of valuation gain or loss on cash flow hedges		(13,100)	4,183	(16,115)	5,145	(962)
Capital adjustments		—	—	(154)	49	(49)
Overseas operations translation credit(debit)		(1,615)	552	—	—	552
Remeasurements of defined benefit obligations		(44,310)	14,146	(38,733)	12,366	1,780

	~~W~~	107,271	(34,211)	258,707	(82,595)	48,384

	2015
	December 31, 2015			January 1, 2015		Change in tax effect
	Amount		Tax effect	Amount	Tax effect
Changes in fair value of available-for-sale financial assets	~~W~~	313,709	(100,155)	362,814	(115,832)	15,677
Effective portion of valuation gain or loss on cash flow hedges		(16,115)	5,145	(20,169)	6,439	(1,294)
Capital adjustments		(154)	49	(154)	49	—
Remeasurements of defined benefit obligations		(38,733)	12,366	(20,898)	6,672	5,694

	~~W~~	258,707	(82,595)	321,593	(102,672)	20,077

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(e)	The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2016 and 2015 are as follows:

	2016		2015
Deferred tax assets	~~W~~	316,122	300,399
Deferred tax liabilities		(110,428)	(145,554)

	~~W~~	205,694	154,845

(f)	Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g)	As of December 31, 2016 and 2015 current tax liabilities are ~~W~~128,667 million and ~~W~~111,091 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

37.	Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Cash	~~W~~	8	1
Available deposits from banks
Deposits on demand		264,131	278,065
Current deposits		1,768	1,447
Foreign currency deposits		8,408	3,913
Others		100,000	2,479

		374,307	285,904

Cash and cash equivalents	~~W~~	374,315	285,905

(b)	The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)	Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2016 and 2015 are as follows:

	2016		2015
Cash and cash equivalents in the statements of financial position	~~W~~	460,279	441,552
Adjustment:
Restricted due from banks		(85,964)	(155,647)

Cash and cash equivalents in the statements of cash flows	~~W~~	374,315	285,905

(d)	The Group presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Valuation of available-for-sale financial assets	~~W~~	3,576	101,313
Valuation of derivatives		3,977	5,348

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

38.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Group has 8 pending lawsuits as a defendant as of December 31, 2016 for a total claim amount of ~~W~~4,614 million. A legal provision of ~~W~~1,002 million is included in the provision for litigation in the accompanying consolidated financial statements. Additional losses may be incurred from these legal actions, but the result of such the lawsuits can not be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

(b)	ABS commitments

In trust-type asset securitizations, Trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Controlling Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets are provided as collateral for asset-backed securities. As of December 31, 2016, the Group has no additional obligation for the asset-backed securities.

The Controlling Company has entered into an agreement with the Trust company to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

39.	Asset Backed Securitization (ABS)

(a)	The initial transfer price of the bond sold by Asset-Backed Securitization Act as of December 31, 2016 and 2015 is as summarized as follows:

	Initial transfer date	2016		2015
Shinhan Card 2015-1	2015.11.12	~~W~~	—	796,302
Shinhan Card 2016-1	2016.02.02		826,549	—

		~~W~~	826,549	796,302

The amounts of financial liability book value about securities, which are transferred, for the years ended December 31, 2016 and 2015 are ~~W~~1,928,240 million and ~~W~~1,984,784 million, respectively.

(b)	The uncollected details among transfer securities, which were sold by act on ABS, as of December 31, 2016 and 2015 are summarized as follows:

	List of disposal asset	Initial transfer date	2016		2015
Shinhan Card 2012-1	Credit card assets	2012.06.17	~~W~~	—	493,712
Shinhan Card 2013-1	Credit card assets	2013.08.02		—	566,267
Shinhan Card 2014-1	Credit card assets	2014.07.24		543,968	557,554
Shinhan Card 2014-2	Credit card assets	2014.10.29		799,880	830,618
Shinhan Card 2015-1	Credit card assets	2015.11.12		665,687	717,361
Shinhan Card 2016-1	Credit card assets	2016.02.02		743,404	—

			~~W~~	2,752,939	3,165,512

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions

(a)	As of December 31, 2016, related parties of the Group are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd	Parent company
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Private Equity Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Aju Capital Co., Ltd.	Other related parties
Jaeyoung Solutec Co., Ltd.	Other related parties
Sementic Co., Ltd. (*)	Other related parties
Branbil Co., Ltd. (*)	Other related parties

(*)	Sementic Co., Ltd. and Branbil Co., Ltd. were included in scope of the Group related parties as Shinhanbank recognized Sementic Co., Ltd. and Branbil Co., Ltd. as its related parties for the year ended December 31, 2016.

(b)	Significant transactions with the related parties for the years ended December 31, 2016 and 2015 are as follows:

	2016			2015
Related party / Account	Revenue		Expense	Revenue	Expense
Shinhan Financial Group Co., Ltd
Interest expense	~~W~~	—	15,132	—	31,217
Fee and commission income		9	—	3	—
Fee and commission expense		—	9,089	—	13,683
Bad debt expenses		—	1	—	—
Reversal of allowance for bad debts		—	—	1	—
Shinhan Bank
Interest income		144	—	221	—
Interest expense		—	417	—	199
Fee and commission income		891	—	415	—
Fee and commission expense		—	180,236	—	175,875
Bad debt expenses		—	17	—	5
Reversal of allowance for bad debts		—	—	10	—
Other general and administrative expense		—	1,623	—	1,730
Other operating income		42	—	38	—

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Revenue		Expense	Revenue	Expense
Shinhan Credit Information Co., Ltd.
Fee and commission income	~~W~~	3	—	1	—
Fee and commission expense		—	10,361	—	10,824
Bad debt expenses		—	1	—	1
Shinhan Life Insurance Co., Ltd.
Fee and commission income		13,664	—	10,680	—
Fee and commission expense		—	38	—	28
Bad debt expenses		—	7	—	1
Employee benefits		—	168	—	188
Shinhan Data System Co., Ltd.
Fee and commission income		11	—	2	—
Fee and commission expense		—	15,703	—	16,943
Bad debt expenses		—	1	—	1
Depreciation expenses		—	909	—	807
Other general and administrative expense		—	1	—	11
Shinhan Investment Corp.
Interest income		67	—	137	—
Interest expenses		—	20	—	20
Fee and commission income		272	—	221	—
Fee and commission expense		—	365	—	304
Bad debt expenses		—	3	—	7
Other general and administrative expense		—	9	—	96
Jeju Bank
Interest income		1	—	1	—
Fee and commission income		18	—	27	—
Fee and commission expense		—	7	—	6
BNP Paribas Cardif Life Insurance
Fee and commission income		307	—	484	—
Bad debt expenses		—	1	—	1

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Revenue		Expense	Revenue	Expense
Shinhan Savings Bank
Fee and commission expense	~~W~~	—	1	—	1
Bad debt expenses		—	1	—	1
Shinhan Aitas Co., Ltd.
Bad debt expenses		—	1	—	1
Shinhan Capital Co., Ltd.
Bad debt expenses		—	1	—	1
Other general and administrative expense		—	3	—	—
Shinhan Private Equity Investment Management
Fee and commission expense		—	—	—	1
Reversal of allowance for doubtful accounts		—	—	1	—
Bad debt expenses		—	1	—	—
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission income		—	—	2	—
Fee and commission expense		—	—	—	2
Bad debt expenses		—	1	—	1
SHC Management Co., Ltd.
Other operating income		55	—	55	—
BNP Paribas Cardif General Insurance
Fee and commission income		2	—	8	—
Bad debt expenses		—	1	—	1
Kukdong Co., Ltd. (*)
Reversal of allowance for doubtful accounts		—	—	1	—
Aju Capital Co., Ltd.
Fee and commission expense		—	302	—	694
Bad debt expenses		—	3	—	2
UAMCO., Ltd. (*)
Bad debt expenses		—	—	—	1
Jaeyoung Solutec Co., Ltd.
Bad debt expenses		—	1	—	1
Sementic Co., Ltd. (**)
Bad debt expenses		—	1	—	—
Branbil Co., Ltd. (**)
Bad debt expenses		—	1	—	—

(*)	Kukdong Co., Ltd. And UAMCO., Ltd. were excluded from the scope of related parties for the years ended December 31, 2016.
(**)	For the year ended December 31, 2016, Sementic Co., Ltd. and Branbil Co., Ltd. became related parties and all the transaction occurred during the relevant period have been presented.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related party transactions, continued

(c)	Significant balances with the related parties as of December 31, 2016 and 2015 are summarized as follows:

	2016			2015
Related party / Account	Assets		Liabilities	Assets	Liabilities
Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	234	—	234	—
Finance lease assets		110	—	96	—
Consolidated tax accounts		—	—	28	—
Borrowings		—	450,000	—	600,000
Current tax liabilities		—	128,669	—	110,726
Accrued expenses		—	10,195	—	9,490
Allowance for doubtful accounts		—	2	—	2
Shinhan Bank
Cash and due from bank		86,658	—	88,779	—
Credit card assets		4,302	—	3,579	—
Finance lease assets		7,952	—	4,813	—
Prepaid expenses		162	—	238	—
Accrued income		1	—	1	—
Guarantee deposits		15,579	—	16,550	—
Derivative liabilities		—	3,521	—	9,450
Borrowings		—	8,011
Allowance for asset retirement obligation		—	695	—	729
Accounts payable		—	6	—	12
Accrued expenses		—	2,091	—	2,028
Allowance for doubtful accounts		—	43	—	26
Shinhan Credit Information Co., Ltd.
Credit card assets		99	—	80	—
Finance lease assets		52	—	—	—
Accounts payable		—	1,001	—	1,049
Allowance for doubtful accounts		—	1	—	1
Shinhan Life Insurance Co., Ltd.
Credit card assets		2,574	—	2,406	—
Accounts payable		—	44	—	324
Accrued expenses		—	13	—	—
Allowance for doubtful accounts		—	21	—	14
Shinhan Data System Co., Ltd.
Credit card assets		203	—	157	—
Finance lease assets		101	—	56	—
Allowance for doubtful accounts		—	2	—	1

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Assets		Liabilities	Assets	Liabilities
Shinhan Investment Corp.
Cash and due from bank	~~W~~	868	—	514	—
Credit card assets		1,714	—	1,977	—
Prepaid expenses		10	—	6	—
Guarantee deposits		976	—	976	—
Allowance for asset retirement obligation		—	66	—	66
Accounts payable		—	1	—	1
Allowance for doubtful accounts		—	25	—	22
Jeju Bank
Cash and due from bank		103	—	128	—
Accounts payable		—	6	—	16
BNP Paribas Cardif Life Insurance
Credit card assets		127	—	108	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Savings Bank
Credit card assets		97	—	52	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Aitas Co., Ltd.
Credit card assets		210	—	116	—
Allowance for doubtful accounts		—	2	—	1
Shinhan Capital Co., Ltd.
Credit card assets		122	—	115	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Private Equity Investment Management, Inc.
Credit card assets		15	—	17	—
Allowance for doubtful accounts		—	1	—	1
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		124	—	161	—
Allowance for doubtful accounts		—	1	—	1
BNP Paribas Cardif General Insurance
Credit card assets		44	—	28	—
Allowance for doubtful accounts		—	1	—	1
Kukdong Co., Ltd. (*)
Credit card assets		—	—	11	—
Allowance for doubtful accounts		—	—	—	1
Aju Capital Co., Ltd.
Credit card assets		1,922	—	2,165	—
Allowance for doubtful accounts		—	16	—	13
UAMCO., Ltd. (*)
Credit card assets		—	—	42
Allowance for doubtful accounts		—	—	—	1

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016		2015
Related party / Account	Assets	Liabilities	Assets	Liabilities
Jaeyoung Solutec Co., Ltd.
Credit card assets	42	—	40	—
Allowance for doubtful accounts	—	1	—	1
Sementic Co., Ltd. (**)
Credit card assets	1	—	—	—
Allowance for doubtful accounts	—	1	—	—
Branbil Co., Ltd. (**)
Credit card assets	3	—	—	—
Allowance for doubtful accounts	—	1	—	—

(*)	Kukdong Co., Ltd. and UAMCO., Ltd. were excluded from the scope of related parties for the year ended December 31, 2016.
(**)	For the year ended December 31, 2016, Sementic Co., Ltd. and Branbil Co., Ltd. became related parties and the relevant account receivables and payables were presented.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

(d)	Financing transactions between the related parties as of for the years ended December 31, 2016 and 2015 are summarized as follows:

Control relationship	Related party	2016			2015
		Borrowing		Repayment	Borrowing	Repayment
Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	300,000	(450,000)	—	(100,000)
Other related parties	Shinhan Bank		8,011	—	—	—

(e)	Key management personnel compensations for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Salaries and wages	~~W~~	2,559	2,791
Post-employment benefits		48	60
Share-based payments		1,354	1,256

	~~W~~	3,961	4,107

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles as the asset manager.
Beneficiary certificates	Beneficiary certificate is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group is involved in beneficiary certificates by investing in investment funds.

(i)	The size of unconsolidated structured entities as of December 31, 2016 and 2015 is as follows:

	Asset-backed securitization
	2016		2015
Total assets	~~W~~	867,712	2,480,171

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Interests in Unconsolidated Structured Entities, continued

(a)	The nature and extent of interests in unconsolidated structured entities, continued

(ii)	Revenues and expenses recognized relating to the Group’s interests in unconsolidated structured entities for the year ended December 31, 2016 and 2015 are as follows:

	Asset-backed securitization
	2016		2015
Revenues
Fee and commission income	~~W~~	1,092	5,575
Dividend income		20,537	22,524
Other operating income		9,255	62,991

	~~W~~	30,884	91,090

Expenses	~~W~~	(263)	(248)

(iii)	The carrying amounts of the assets transferred to unconsolidated structured entities as of December 31, 2016 and 2015 are as follows:

	Asset-backed securitization
	2016		2015
Loans	~~W~~	141,809	1,904,018

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Interests in Unconsolidated Structured Entities, continued

(b)	Nature of risks

(i)	The carrying amounts of the assets and liabilities recognized relating to the Group’s interests in unconsolidated structured entities as of December 31, 2016 and 2015 are as follows:

	Asset-backed securitization
	2016		2015
Assets:
Available-for-sale financial assets	~~W~~	1,370	1,633
Other assets		136	433

	~~W~~	1,506	2,066

(ii)	Maximum exposure to risk relating to the Group’s interests in unconsolidated structured entities as of December 31, 2016 and 2015 is as follows:

	Asset-backed securitization
	2016		2015
Assets held	~~W~~	1,506	2,066